SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2003

SONY CORPORATION

(Translation of registrant’s name into English)

7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)

By	/s/ TERUHISA TOKUNAKA
(Signature) Teruhisa Tokunaka Executive Deputy President and Chief Financial Officer

Date: March 31, 2003

List of materials

Documents attached hereto:

i)	Press release regarding the announcement by Sony of Executive Appointments and Organizational Reforms Effective as of April 1, 2003.

SONY

6-7-35 Kitashinagawa

Shinagawa-ku

Tokyo 141-0001

News & Information

No. 03-012E

March 31, 2003

Sony Announces Executive Appointments and Organizational Reforms

Effective as of April 1, 2003

As Sony Corporation strives to create new growth and corporate value for the 21st Century, it will strengthen group management through reforms based on the “integrated and decentralized” model. Sony accordingly announces the following executive appointments and organizational reforms effective as of April 1, 2003.

Sony already announced the adoption of the “company with committees” principle (January 28, 2003) and its integration into Sony’s own set of governance regulations. This will now be combined with the reorganization of the executive structure announced today to create a new governance system and enhanced business implementation. There will be further announcements on revision of HQ functions and candidates for Director and Corporate Executive Officer in due course.

1)    Clarifying Group Management Roles and Strengthening the Group Management Team

In order to clarify the range of responsibilities for executives who oversee total group management, we have established the following roles: Group CEO (Nobuyuki Idei), Group COO (Kunitake Ando) and Group CSO (Chief Strategy Officer) (Teruhisa Tokunaka).

To strengthen the team responsible for total group management, Howard Stringer will be appointed as Vice Chairman and Ken Kutaragi as Executive Deputy President of Sony Corporation in addition to their current positions.

2)    Appointment of Regional Representatives

We have introduced a system of regional representatives who will work to optimize operations in each of Sony’s main business regions in line with the overall group vision. The regional representatives will oversee the appropriate implementation of group strategy according to local circumstances.

Sony Group Americas Representative:

Howard Stringer (Director & Vice Chairman of Sony Corporation, Head of Entertainment Business Group, Chairman & CEO of Sony Corporation of America)

will further enhance strategic linkages between entertainment and electronics businesses in the Americas.

Sony Group Europe Representative:

Göran Lindahl (Director of Sony Corporation, Chairman of Sony Group in Europe)

Will oversee the formulation of and secure the implementation of the Sony group strategy for the European market. Will in addition maximize Sony’s business opportunities and also maximize the synergies between all of Sony’s products, services and offerings in the Region.

Sony Group East Asia Representative:

Minoru	Morio (Director and Vice Chairman of Sony Corporation, Group CPO)

will work to optimize engineering, manufacturing, sales and marketing operations in the East Asia region and to create new business opportunities.

3)    Reorganization of Sony Group Business Structure

Sony Group’s business structure will be reorganized into seven entities (four Network Companies and three Business Groups). Further authority will be delegated to these entities to formulate strategy in their respective fields on a mid to long-term basis.

•	Home Network Company

Create a new home environment with networked electronic devices centered on next-generation TV

•	Broadband Network Company

Development of next-generation electronics devices and linkages to Game devices

•	IT and Mobile Solutions Network Company

Realize a connected world with PC and mobile devices and strengthen the B to B solutions business

•	Micro Systems Network Company

Enhance key devices and modules as core components of attractive set products

•	Game Business Group

Promote Game businesses for the broadband era

•	Entertainment Business Group

Develop entertainment content businessesbased on pictures and music and develop a new content business model for the network era.

•	Personal Solutions Business Group

Integrate various business units providing services based on direct contact with customers (finance, retail, etc). Strengthen synergies and develop attractive new business models for customers through the application of IT.

4)    Service/Platform Function

In addition to the Network Application and Content Service Sector (NACS) which is at the center of Sony’s network business, a Platform Technology Center will be established to support Sony’s total business from hardware to content. The Platform Technology Center will support Network Companies and Business Groups on a horizontal basis.

Executive Officer Appointments (all newly appointed)

Vice Chairman
Howard Stringer	Sony Group Americas Representative, Head of Entertainment Business Group
Continues as Director of Sony Corporation, Chairman & CEO of Sony Corporation of America

Executive Deputy President
Ken Kutaragi	Head of Game Business Group, Officer in Charge of Broadband Network Company
Continues as Director of Sony Corporation, President & CEO of Sony Computer Entertainment Inc.

Corporate Senior Vice President
Fujio Nishida	Electronics CMO (Chief Marketing Officer)
Currently Sony Corporation Group Executive Officer, President/COO of Sony Electronics Inc.

Corporate Vice President
Yoshihiro Taya	CFO of IT and Mobile Solutions Network Company
Currently Sony Corporation Group Executive Officer, Director & Corporate Senior Executive Vice President of Sony EMCS Corporation

Group Executive Officer
Tsutomu Yamashita	Representative Director & President of Sony EMCS Corporation
Currently Sony Corporation Corporate Senior Vice President, NC President of Home Network Company

Group Executive Officer
Hideki Komiyama	President/COO of Sony Electronics Inc.
Currently Sony Corporation Corporate Vice President, President of Electronic Devices Marketing Group

Group Executive Officer
Tsugie Miyashita	Representative Director & President of Sony Marketing (Japan) Inc.
Currently Corporate Senior Vice President (Director) of Sony Ericsson Mobile Communications Japan, Inc.

Appointments [Sony Corporation rank is given in (            )]

The following new titles have been assigned to clarify the group-wide responsibilities of executives in their respective sectors.

Group CEO

Nobuyuki Idei (Representative Director and Chairman)

Group COO, Electronics CEO & CQO (Chief Quality Officer)

Kunitake Ando (Representative Director and President)

Group CSO (Chief Strategy Officer)

Teruhisa Tokunaka (Representative Director and Executive Deputy President)

Group CPO (Chief Procurement Officer)

Minoru Morio (Director and Vice Chairman)

Group CIO (Chief Information Officer)

Akira Kondoh (Corporate Senior Executive Vice President)

Group CFO

Takao Yuhara (Corporate Vice President)

Electronics CTO

Katsuaki Tsurushima (Corporate Senior Executive Vice President)

Electronics Co-CTO

Mario Tokoro (Corporate Executive Vice President)

Electronics Co-CQO

Takeo Minomiya (Corporate Executive Vice President)

Electronics CMO and concurrently Deputy President of Home Network Company, Deputy President of IT and Mobile Solutions Network Company, Senior General Manager of Memory Stick Business Center

Fujio Nishida (Corporate Senior Vice President)

Group General Counsel

Teruo Masaki (Director, Corporate Senior Executive Vice President)

Group Deputy General Counsel and concurrently Executive Vice President of Sony Corporation of America (continued)

Nicole Seligman

* Group CSO – The Group Chief Strategy Officer is responsible for the formulation and implementation of strategy across the entire Sony Group. In addition, the Group CFO and Group CIO will report to him on: Accounting, Taxation and Finance; Investor Relations; Corporate Planning & Control; Information Systems

* Electronics CMO – The Electronics Chief Marketing Officer will formulate sales and marketing strategy for electronics in each region from a global perspective.

Inquiries

Sony Corporate Communications

TEL 03-5448-2200    FAX 03-5448-3061